

December 28, 2012

Via E-mail:
Harry E. Sloan
Chairman and Chief Executive Officer
Global Eagle Acquisition Corp.
10900 Wilshire Blvd. Suite 1500
Los Angeles, CA 90024

 Re: **Global Eagle Acquisition Corp.**
 Revised Preliminary Merger Proxy Statement on Schedule 14A
 Filed December 19, 2012
 File No. 001-35176

Dear Mr. Sloan:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

 1. After December 31, 2012, please update all your non-financial information (e.g. executive compensation) for the year ended December 31, 2012.

Questions and Answers About the Proposals for Stockholders, page 8

 2. We note that as a result of the series of transactions being presented to GEAC shareholders, PAR and the founders could be in a position to take GEAC private due to the consolidation of voting power with PAR and the founders. Please include a separate Q&A confirming that the merger and the stock purchase agreement are not the first steps in a going private transaction for GEAC.

 3. Add the initial public offering price per unit ($10) for comparative purposes to the answer to the question: "Do I have redemption rights?" We note your statement that you do not

anticipate the account balance at the time of the business combination to be materially greater than the funds held in trust as of September 30, 2012. Also clarify that shares will only be redeemed if the business combination is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would have received if their shares would have been redeemed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director